No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice Concerning 98th Ordinary General Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 20, 2022

[Translation]

May 20, 2022

To: Shareholders of Honda Motor Co., Ltd.

From: Toshihiro Mibe

Director, President and Representative Executive Officer

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Notice Concerning 98th Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 20, 2022, resolved to convene the Company’s 98th Ordinary General Meeting of Shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Wednesday, June 22, 2022

(Reception desk is expected to open at 9:00 a.m.)

2.	Place

Grand Nikko Tokyo Daiba

2-6-1 Daiba, Minato-Ku, Tokyo

Palais Royal ball room on the first basement level

3.	Agenda

Matters to be reported:

1.	Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 98th Fiscal Year (from April 1, 2021 to March 31, 2022); and

2.	Results of the Audit of the Consolidated Financial Statements for the 98th Fiscal Year (from April 1, 2021 to March 31, 2022) by the Independent Auditors and the Audit Committee.

Matters to be resolved:

Item:

Election of Eleven (11) Directors